

May 13, 2019

Stephen Smith
Chief Financial Officer
Inseego Corp.
12600 Deerfield Parkway, Suite 100
Alpharetta, GA 30004

      Re: Inseego Corp.
          Registration Statement on Form S-3
          Filed May 10, 2019
          File No. 333-231350

Dear Mr. Smith:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Joshua Shainess, Attorney-Adviser, at (202) 551-7951 with any questions.

Sincerely,

Division of Corporation Finance
Office of Telecommunications